                                    Filed by Industrial Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Commission File No.: 0-19580
                                    Subject Company: Industrial Holdings, Inc.

                THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY
    INDUSTRIAL HOLDINGS, INC. AND T-3 ENERGY SERVICES, INC. ON APRIL 3, 2001

FOR IMMEDIATE RELEASE                                    FOR INFORMATION CONTACT
ALL NAMES VERIFIED                                                DEBBIE BONEFAS
                                                                  (713) 747-1025


               INDUSTRIAL HOLDINGS AND T-3 ANNOUNCE PLANNED MERGER


(HOUSTON, TX, APRIL 3, 2001). Industrial Holdings, Inc. (the "Company" or "IHI") (NASDAQ/NMS: IHII) announced today the execution of a non-binding letter of intent to re-capitalize the company through a merger with T-3 Energy Services, Inc. ("T-3") and an equity infusion by a private equity fund managed by First Reserve Corporation ("First Reserve").

Under terms of the letter, and subject to successful negotiation of a definitive agreement, the current shareholders of T-3 will acquire control of IHI through a merger of the two companies. In connection with the merger, T-3's largest shareholder, First Reserve Fund VIII, L.P., will contribute an estimated $24.6 million of equity to the business (at a price of $1.75 per share), and will work with IHI to refinance the combined company's debt into a long-term credit facility. Among other conditions, the transaction is contingent upon IHI and T-3 shareholder approval, and customary regulatory approvals. The transaction is scheduled to close in the third quarter of this year.

As a condition to signing the definitive merger agreement, and to improve the liquidity of IHI during the approval period, T-3 will purchase IHI subsidiary A&B Bolt, Inc. for a cash purchase price of $15.0 million. Not more than $9.0 million of the proceeds will be used to repay secured bank indebtedness with the remaining proceeds to be used by IHI for working capital purposes. Upon closing of the merger, T-3's purchase of A&B Bolt will be credited toward its $24.6 million equity commitment. The purchase of A&B Bolt by T-3 is expected to close by April 12, 2001, subject to the approval of IHI's lenders.

Commenting on the transaction, Robert Cone, IHI's President and Chief Executive Officer stated, "We are extremely pleased to enter into this transaction with T-3 and First Reserve. The merger will allow IHI to continue to its growth strategy with an improved balance sheet and a strong, recognizable energy management team. The combined company will serve the Gulf of Mexico market, providing oilfield manufacturing and aftermarket repair services to a diverse customer base. With our improved financial condition, IHI will be properly positioned for the current market environment."

Industrial Holdings operates three groups: the Energy Group which remanufactures and sells high pressure valves, pumps and other related products to the petrochemical, chemical and petroleum refining industries, the pipeline transportation and storage industries and energy industry; the Stud Bolt and Gasket Group which manufactures and distributes stud bolts, nuts, gaskets, hoses, fittings and other products primarily to the petrochemical, chemical and oil and gas industries; and the Heavy Fabrication Group which manufactures and distributes medium and thick-walled pressure vessels, gas turbine casings, heat exchangers, wind towers, heat panels and other large machined weldments. For more information, see the company website at: www.ihii.com.

With locations throughout the Gulf of Mexico, T-3 manufactures valves, chokes, actuators, and other high pressure, severe service products. T-3 also provides aftermarket remanufacture and repair of blowout preventers, valves and manifolds and sells, repairs, and remanufactures a full line of electric motors and generators used in both the upstream and downstream segments of the energy industry.

First Reserve Corporation is a private equity fund manager specializing in the energy industry with over $1.7 billion under management. Past, current and pending investments include Pride International, National Oilwell, Weatherford International, Superior Energy Services, Chicago Bridge and Iron and the Dresser Equipment Group. First Reserve's website can be accessed at: www.frcorp.com.

This news release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. Although the company believes that these statements are based upon reasonable assumptions, the company can give no assurance that its expectations will be achieved. Actual results may differ materially due to various risks and uncertainties which are outside the control of the company, such as market prices of oil and gas, the volatility of such prices, governmental regulation and trade restrictions, worldwide economic activity and political stability in major oil producing areas.


                            ------------------------

         In connection with the proposed merger, IHI will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of the joint proxy statement/prospectus (when available) and other documents filed by IHI free of charge at the SEC's website, http://www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.

         IHI, its officers, directors and certain other employees of IHI may be soliciting proxies from IHI stockholders in favor of the merger and may be deemed to be "participants in the solicitation" under the rules of the SEC. INFORMATION REGARDING THE DIRECT AND INDIRECT INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION WILL BE SET FORTH IN THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.




                                       3